Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Vermilion Energy Trust Announces $0.19 Cash Distribution for April 15,
     2008 Payment Date and Exchangeable Share Ratio Increase

     CALGARY, March 14 /CNW/ - Vermilion Energy Trust (VET.UN - TSX) is
pleased to announce the cash distribution of $0.19 per trust unit payable on
April 15, 2008 to all unitholders of record on March 31, 2008. The ex-distribution date for this payment is March 27, 2008. Vermilion has paid cumulative distributions per unit totalling $10.43 since inception as a Trust in January 2003.

     Exchangeable Share Ratio Information
     ------------------------------------
     Upon conversion to a Trust in January 2003, some holders of shares in the predecessor company, Vermilion Resources Ltd., opted to hold exchangeable shares in place of Vermilion Energy Trust units. The following information applies only to those exchangeable shareholders and does not affect Vermilion
Energy Trust unitholders.
     The increase to the Exchange Ratio of the Exchangeable Shares of
Vermilion Resources Ltd. will be from 1.57301 to 1.58086. Details used in the calculation of the Exchange ratio can be found on our website at
http://www.vermilionenergy.com/exchangeable_shares.html or by contacting
Vermilion's Investor Relations Department at (403) 269-4884.
     The increase will be effective on March 14, 2008. A "Notice of
Retraction" must be received by Computershare by March 19, 2008 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on April 15, 2008. A holder of
Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a
Retraction Request form. You can obtain a copy by contacting Computershare
Trust Company of Canada at (403) 267-6894.

     %CIK: 0001293135

     /For further information: Paul Beique, Director Investor Relations, 2800,
400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4, Phone: (403) 269-4884, Fax:
(403) 264-6306, IR Toll Free: 1-866-895-8101, www.vermilionenergy.com/
     (VET.UN.)

CO:  Vermilion Energy Trust

CNW 17:26e 17-MAR-08